SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ____)*
___________________

PRESTIGE BRANDS HOLDINGS, INC.

 (Name of Subject Company (Issuer))
___________________

GENOMMA LAB INTERNACIONAL, S.A.B. de C. V.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

74112D101
(CUSIP Number of Class of Securities)
___________________

Oscar Villalobos Torres
Chief Financial Officer
Genomma Lab Internacional, S.A.B. de C. V.
Edificio Samara, Antonio Dovalí Jaime #70 Piso 2
Colonia Santa  Fe, Delegación Álvaro Obregón
C.P. 01210, Ciudad de México, Distrito Federal,
Telephone:  +52 (55) 5081-0000
(Name, address and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
___________________

Copies to:

Michael L. Fitzgerald, Esq.
Joy K. Gallup, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Telephone:  (212) 259-6888

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Forward-looking Statements

This communication may contain certain forward-looking statements and information relating to Genomma that reflect the current views and/or expectations of Genomma and its management with respect to its performance, business and future events.  Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning.  Such statements are subject to a number of risks, uncertainties and assumptions.  These risks and uncertainties include, but are not limited to, the possibility that Genomma will not pursue a transaction with Prestige, the timing to consummate a potential transaction between Genomma and Prestige, the ability and timing to obtain required regulatory approvals, Genomma’s ability to realize the synergies contemplated by a potential transaction and Genomma’s ability to promptly and effectively integrate the businesses of Prestige and Genomma.  We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this communication and in oral statements made by authorized officers of Genomma.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.  Except as otherwise provided by law, Genomma undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Prestige Brands Holdings, Inc. (“Prestige”) has commenced at this time.  In connection with the proposed transaction, Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to stockholders of Prestige.  INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, Genomma may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Prestige. INVESTORS AND SECURITY HOLDERS OF PRESTIGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders of Prestige will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Genomma through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Genomma, certain of its directors and executive officers and the individuals to be nominated by Genomma for election to Prestige’s board of directors (the “Genomma Nominees”) may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC.  As of the date of this communication, Genomma is the owner of 100 shares of common stock of Prestige.  No additional compensation will be paid to Genomma’s directors and executive officers in connection with such solicitation of proxies. Additional information regarding the interests of the Genomma Nominees and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

On March 14, 2012, Genomma Lab Internacional, S.A.B. de C.V. (“Genomma”) filed an information statement (the “Information Statement”)  with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) in connection with the Prestige Brands Holdings, Inc. (“Prestige Brands”) acquisition proposal.  Below is certain material information contained in the Information Statement:

 DESCRIPTION OF THE PROPOSED TRANSACTION

Detailed Description of the Proposed Transaction

The Acquisition and Prestige Brands Stock

The proposed transaction consists of the possible acquisition by Genomma Lab Americas, Inc. (the “Purchaser”), which will be a subsidiary of Genomma, of (i) all issued and outstanding shares of common stock, par value $0.01 per share, of Prestige Brands, a Delaware corporation, and (2) the associated rights to purchase shares of Series “A” Preferred Stock, par value $0.01 per share, of Prestige Brands issued pursuant to a rights agreement, dated as of February 27, 2012 (collectively, the “Shares”), in the terms and subject to the conditions of an Offer to Purchase which Genomma intends to file with the SEC (together with its exhibits and other relevant documents and as may be amended from time to time, the “Offer to Purchase”).  According to publicly available information about Prestige Brands, as of February 6, 2012, 50,433,268 Shares were issued and outstanding and, as of December 31, 2011, there were issued and outstanding options to purchase 1,796,500 Shares and 279,300 outstanding restricted shares, of which 54,000 had vested on that date.

The purpose of the proposed transaction is to enable Genomma to acquire control of, and ultimately acquire the entire equity interest in, Prestige Brands.  Once an Offer to Purchase is consummated, the Purchaser intends to have Prestige Brands consummate a merger or similar business combination with the Purchaser (the “Prestige Brands Merger”).  The Prestige Brands Merger is subject to various corporate acts and authorizations under applicable laws and the relevant provisions of the constitutive and organizational documents of Prestige Brands now in force.

Approvals and Conditions

The Board of Directors of Genomma approved the calling of a Genomma shareholder meeting in order to propose for consideration at that meeting, among other matters, approval of the proposed transaction and the obtaining of financing in order to have the resources necessary to carry out the proposed transaction, and if necessary, to refinance any Prestige Brands debt, in the event that it is declared due and payable in advance as a result of the proposed transaction.

The proposed transaction is subject to approval by the Genomma shareholders, in the terms established in Article 47 of the Mexican Securities Market Law, and the following conditions, and other conditions that are standard in this type of transaction, according to what will be established in the Offer to Purchase, as modified from time to time:

(1)	That in the Offer to Purchase, the Purchaser acquires a least a majority of the shares of Prestige Brands;

(2)
That the Board of Directors of Prestige Brands redeem the preferred share purchase rights or that such rights have been invalidated or are otherwise inapplicable to the Offer to Purchase and the Prestige Brands Merger;

(3)	That the Board of Directors of Prestige Brands approve the offer and the Prestige Brands Merger;

(4)	The obtaining of a favorable outcome from antitrust authorities in the United States, or, as is applicable, the expiration of any applicable waiting period;

(5)
That Prestige Brands has not entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Genomma's or the Purchaser’s ability to acquire Prestige Brands or otherwise diminishing the expected value to Genomma of the acquisition of Prestige Brands; and

(6)
Genomma having available to it proceeds of financings necessary to consummate the offer and our proposed merger, and to refinance all debt of Prestige Brands and Genomma that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the offer or our proposed merger.

The Purchaser reserves the right (but is not obligated), subject to SEC rules and regulations, or any other applicable legal rule, to modify or revoke the various conditions mentioned before the termination of the proposed offer.

Consideration and Other Agreements

Genomma intends to offer the shareholders of Prestige Brands, subject to certain conditions, to pay as consideration for the sale of Shares, the amount of $16.60 per share, on the terms and subject to the conditions that will be set forth in the Offer to Purchase, as modified from time to time. Genomma reserves the right to change the price to be offered to shareholders of Prestige Brands.

Terms and Conditions of the Proposed Offer

On the terms and subject to the conditions to be set forth in the Offer to Purchase, the Purchaser will accept and pay for all validly tendered Shares during the period of the offer, including the termination date of the offer.

Subject to the laws and regulations of the SEC and any other statutory provisions applicable, the Purchaser reserves the right to increase the price of each Share to be payable in the offer and to make any other changes in terms and conditions of the proposed offer.

The Purchaser will pay for all Shares validly tendered and will not immediately withdrawn after the acceptance of the Shares for payment pursuant to the offering. Notwithstanding the foregoing, and subject to the laws and regulations of the SEC and any other statutory provisions applicable, and to the terms and conditions to be set forth in the Offer to Purchase, the Purchaser will reserve the right (but is not obliged to) (i) delay payment of all or part of the Shares, to comply with applicable law (and any such delay will be in compliance with the applicable regulations), (ii) to extend or terminate the offer and not accept payment or to pay any Shares that have not been validly delivered, and (iii) modify the offer, in each case, through a verbal or written notice of such delay, extension, termination or amendment to the depositary and to disclose a public announcement of such action in question.

During any extension of the proposed offer period, all Shares previously tendered and not withdrawn will remain subject to the proposed offer and to the right of the shareholders of Prestige Brands to withdraw Shares. Under the applicable regulations, the Purchaser shall pay the consideration proposed to be offered or return the Shares delivered immediately after the termination or withdrawal of the proposed offer.

Purpose of the Proposed Offer

The proposed offer is intended to give Genomma control of Prestige Brands and then to acquire all of the outstanding shares of capital stock of Prestige Brands through the merger of Prestige Brands with a subsidiary of Genomma.

As a result of the proposed offer, Genomma aims to increase its presence and coverage in the U.S. and increase its portfolio of pharmaceutical products sold without prescriptions and personal care.

With the union of Genomma and Prestige Brands, Genomma will add substantial value to its operations, and Prestige Brands would be well positioned for further growth which could be achieved independently. Additionally, the operational partnership of both companies will allow the recouping of corporate and administrative expenses.

Investors can find more information related to the strategic and financial reasoning of the proposed offering is available on Genomma's website http://www.genommalab.com/Inversionistas/Upload/Documents/3/LAB_PBH_ESP_LARGA.pdf.

Sources of Financing and Costs of the Proposed Transaction

The resources necessary to carry out the proposed transaction will come from financing that Genomma obtains from banking institutions in Mexico or abroad, according to the terms and conditions determined by Genomma’s Board of Directors, within the powers granted to them.

The costs that Genomma incurs in relation to the proposed transaction, including legal advisor fees, will be paid exclusively by Genomma.

Date of Approval of the Proposed Transaction

Subject to the respective authorization at the Genomma shareholders meeting, the Board of Directors, in a special meeting called on February 20, 2012, approved the making of a public, unsolicited offer to acquire shares in the United States directed at the shares of common stock of Prestige Brands, and the securing of financing from banking institutions in Mexico or abroad.

Regarding the announcement published in the newspaper Reforma on March 13, 2012, by agreement of the Genomma Board of Directors, there will be a Genomma Shareholders Meeting on March 29, 2012, and at that meeting, among other matters, the proposed transaction and the securing of financing as described in this Information Statement, will be presented to the shareholders for approval.  As required in article 35 of the Bylaws, this document will be presented to Mexican Securities and Banking Commission, the Mexican Stock Exchange, and to the general public on the next possible day after the publication of the call for the Genomma Shareholders Meeting.

Date of the Exchange of Shares

For the purposes of the proposed transaction, no exchange of shares will take place.

SELECTED FINANCIAL INFORMATION

The following selected financial information should be read in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Issuer.” The following are pro forma financial statements of Genomma for the years ended December 31, 2011 and 2010.

The pro forma financial statements on December 31, 2011 and 2010 were prepared considering the base figures for the audited consolidated financial statements for Genomma for the years ended on those dates. The pro forma adjustments relate to the proposed combination and integration of the figures in the financial statements of Prestige Brands and the results of the acquisition of GlaxoSmithKline, plc (“GSK”) brands for the years ended December 31, 2011 and 2010.

The pro forma financial statements were prepared in accordance with the provisions of Article 81 Bis of the Provisions. These financial statements were prepared, to the fullest extent possible, following the same Mexican Financial Information Norms under which the financial statements for Genomma are prepared.

Pro forma Consolidated Balance Sheets
As of December 31, 2011 and  2010
(In thousands of pesos)

	2011				2010
	Base	Pro forma adjustments		Total	Base	Profroma adjustments		Total
Active	Figures	PBH	GSK	Figures	Figures	PBH	GSK	Figures
Current Assets:
Cash and Cash Equivalent	$ 1,538,520	$ 62,051	$ -	$ 1,600,571	$ 1,454,437	$ 1,030,975	$ -	$ 2,485,412
Accounts Receivable– Net	3,602,915	701,214	-	4,304,129	2,164,884	519,796	-	2,684,680
Inventory– Net	1,100,954	609,178	-	1,710,132	903,679	593,170	-	1,496,849
Prepayments	333,885	30,222	-	364,107	113,268	22,287	-	135,555
Related Parties	52,245	-	-	52,245	47,775	-	-	47,775
Total Current Assets	6,628,519	1,402,665	-	8,031,184	4,684,043	2,166,228	-	6,850,271

Real Estate, Property & Equipment – Net	427,763	17,809	-	445,572	424,996	17,384	-	442,380
Equity Investment in associated company	6,207	-	-	6,207	5,789	-	-	5,189
Deferred Income Tax	7,103	77,442	-	84,545	7,024	58,194	-	65,218
Commercial Credit	-	2,148,470	-	2,748,470	-	1,896,864	-	1,896,864
Other Assets – Net	2,124,380	10,973,699	8,608,842	27,706,927	709,657	8,909,735	8,608,842	18,228,234

Total	$ 9,193,972	$ 14,620,085	$ 8,608,842	$ 32,422,899	$ 5,830,909	$ 13,048,405	$ 8,608,842	$ 27,488,156

Liabilities and Stockholders' Equity
Liabilities:
Accounts Payable to Suppliers	$ 1,262,328	$ 335,167	$ -	$ 1,597,495	$ 969,099	$ 231,315	$ -	$ 1,200,414
Current long-term liabilities	-	-	-	-	-	8,160		8,160
Accrued expenses and taxes	845,036	407,619	-	1,252,655	433,164	318,395	-	751,559
Income Tax	57,575	70	-	57,645	133,745	-	-	133,745
Employee participation in profits	20,585	-	-	20,585	11,738	-	-	11,738
Total current liabilities	2,185,524	742,856	-	2,928,380	1,547,746	557,870	-	2,105,616
Long-term liabilities:
Diverse Creditors	268,345	-	-	268,345	94,295	-	-	94,295
Long-term debt	970,000	6,005,697	9,225,942	16,201,639	-	6,234,978	8,171,922	14,406,900
Employee Benefits	17,269	-	-	17,269	10,003	-	-	10,003
Deferred Income Tax	179,934	2,257,588	-	2,437,522	67,222	1,865,873	-	1,933,095
Total liabilities	3,621,072	9,006,141	9,225,942	21,853,155	1,719,266	8,658,721	8,171,922	18,549,909

Stockholders' equity
Social Capital	1,931,222	4,852,076	-	6,783,298	1,931,222	4,797,042	-	6,728,264
Repurchase of Shares	(96,477)	(9,306)	-	(105,783)	(73,898)	(3,715)	-	(77,613)
Premium of sales of repurchased shares	19,612	-	-	19,612	19,612	-	-	19,612
Retained Earnings	3,611,019	145,920	-	3,756,939	2,214,253	(396,812)	-	1,817,441
Effects of conversion for foreign entities	65,630	625,254	(617,100)	73,784	(6,636)	(6,831)	436,920	423,453
Controlling Stake	5,531,006	5,613,944	(617,100)	10,527,850	4,084,553	4,389,684	436,920	8,911,157
Non-Controlling Stake	41,894	-	-	41,894	27,090	-	-	27,090
Total Stockholders' equity	5,572,900	5,613,944	(617,100)	10,569,744	4,111,643	4,389,684	436,920	8,938,247

Total	$ 9,193,972	$ 14,620,085	$ 8,608,842	$ 32,422,899	$ 5,830,909	$ 13,048,405	$ 8,608,842	$ 27,488,156

The adjusted numbers in pro forma balance sheets have been derived as follows:

PBH - correspond to the figures released by Prestige Brands on December 31 of each year. These public figures were prepared in accordance with U.S. GAAP and in dollars. For purposes of its incorporation into the combined figures, the dollar figures were converted to pesos using the conversion methodology established in NIF B-15 Foreign Currency Translation (“NIF B 15”).

GSK - correspond to the purchase of GSK brands, published by Prestige Brands on January 18, 2012, on Form 8-K submitted to the SEC. They are backdated to the acquisition as if it had been made since the beginning of the first period presented. Figures released by Prestige Brands are denominated in dollars so they followed the procedure of conversion of NIF B-15.

Pro forma Consolidated Statements of Income
For the Years Ended December 31, 2011 and 2011
(In thousands of pesos)

	2011				2010
	Base	Pro forma adjustments		Total	Base	Pro forma adjustments		Total
	Figures	PBH	GSK	Figures	Figures	PBH	GSK	Figures
Income:
Net Sales	$ 8,066,411	$ 4,979,819	$ 2,488,000	$ 15,534,230	$ 6,237,929	$ 3,849,909	$ 2,621,840	$ 12,709,678
Services	8,376	39,124	-	47,500	25,692	71,153	-	96,845
	8,074,787	5,018,943	2,488,000	15,581,730	6,263,621	3,921,062	2,621,840	12,806,523

Total costs and expenses	6,017,573	3,676,778	1,492,800	9,694,351	4,648,830	2,846,326	1,572,975	9,068,131

Operating income	2,057,214	1,342,165	995,200	4,394,579	1,614,791	1,074,736	1,048,865	3,738,392

Other (expenses) income, net	(41,746)	(48,976)	-	(90,722)	6,932	(161,856)	-	(154,924)

Comprehensive financial result:
Interest for expense	(73,706)	(420,472)	-	(494,178)	(41,693)	(312,332)	-	(354,025)
Interest for income	31,281	62	-	31,343	26,787	13	-	26,800
Gain (loss), net	59,386	-	-	59,386	(1,730)	-	-	(1,730)
Loss on monetary position	-	-	-	-	(10,653)	-	-	(10,653)
	16,961	(420,410)	-	(403,449)	(27,289)	(312,319)	-	(339,608)

Equity in earnings (loss)
Of associated company	342	-	-	342	(19,112)	-	-	(19,112)

Income before income taxes	2,032,771	872,779	995,200	3,900,750	1,575,322	600,561	1,048,865	3,224,748

Income taxes	616,817	330,046	-	946,863	482,364	241,279	-	723,643

Income from continuing operations	1,415,954	542,733	995,200	2,953,887	1,092,958	359,282	1,048,865	2,501,105

Income from discontinued operation	-	-	-	-	-	(31,246)	-	(31,246)
Consolidated net income	$ 1,415,954	$ 542,733	$ 995,200	$ 2,953,887	$ 1,092,958	$ 328,036	$ 1,048,865	$ 2,469,859

Controlling stake	$ 1,396,766	$ 542,733	$ 995,200	$ 2,934,699	$ 1,072,565	$ 328,036	$ 1,048,865	$ 2,449,466
Non-controlling stake	19,188	-	-	19,188	20,393	-	-	20,393

Consolidated net income	$ 1,415,954	$ 542,733	$ 995,200	$ 2,953,887	$ 1,092,958	$ 328,036	$ 1,048,865	$ 2,469,859

The adjusted numbers in the pro forma consolidated income statements have been derived as follows:

PBH - correspond to the figures released by Prestige Brands for the years ended December 31 of each year. These public figures were prepared in accordance with GAAP and dollars. For purposes of its incorporation into the combined figures, the dollar figures were converted to pesos using the conversion methodology established in NIF B-15.

GSK - Annual sales for 2011 were published by Prestige Brands in the presentation of the acquisition of GSK brands, including on its website http://www.prestigebrands.com.

The published sales figures are denominated in dollars so they followed the procedure of conversion of NIF B-15.

There is no public reporting of costs and annual expenses for the year 2011 for GSK acquired brands, so to determine a pro forma result to be incorporated in this exercise, it will be determined using the operating profit margin of 40%, obtained in the published results for the year 2010.

The 2010 figures correspond to those published by Prestige Brands on January 18, 2012, on Form 8-K submitted to the SEC relating to the annual results of the acquired brands to GSK for the year 2010. Figures released by Prestige Brands are denominated in dollars so they followed the conversion procedure of NIF B-15.

 The exchange rates used for conversion purposes were as follows

Exchange Rate	2011	2010
Period End	13.9787	12.3817
Period Average	12.4400	12.6450
Period High	13.0437	13.0437

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GENOMMA

Pro Forma Operation Results

The following explains the significant changes in the main areas of the pro forma income statement resulting from the proposed integration of the financial statements of Genomma and Prestige Brands for the years ending December 31, 2011 and 2010.  The changes outlined below are the result of adding the historical figures  of Genomma and Prestige Brands, without considering the result of the partnership that would have existed if the two businesses were combined.

Net sales

In 2011, net sales increased 92.9%, from $ 8.075 million Mexican Pesos to $ 15.582 million Mexican Pesos. This increase is part of 62.1% of sales of Prestige Brands and 30.8% on sales of the acquired brands to GSK.

Operating income

Genomma’s operating income margin for 2011 compared with the pro forma results, would have increased from 25.4% to 28.2%, mainly because Prestige Brands has a margin of 36.5%. GSK's brands have a margin of 40% according to publicly available information for 2010.

Comprehensive financing

Genomma’s comprehensive financing result on December 31, 2011 would increase from a profit of $ 16.9 million to an expense of $ 403.4 million due to the financial cost of Prestige Brands of $ 420.4 million.

Income Taxes

The effective rate of income tax would have increased under the legal rate for Prestige Brands and GSK is 35% while the legal rate for Genomma is 30%.

Pro Forma Financial Position, Liquidity and Capital Resources

Assets and liabilities

The main balance sheet items of Genomma that would be affected by reason of the proposed transaction on December 31, 2011 are as follows:

Current assets increase 21% due to an increase of 19% and 55% in accounts receivable and inventories, respectively.

Intangible assets at fair value would increase because of Prestige Brands. The amount by which it would increase can only be determined through a valuation of the assets of Prestige Brands.

Total liabilities increase by the amount of liabilities of Prestige Brands plus the amount of financing that  Genomma obtains for the effects of the proposed transaction.

Liquidity

The following is a summary regarding the liquidity ratios of Genomma after the proposed transaction, to December 31, 2010 and 2011:

Liquidity Ratios	2010	2011
Liquidity Ratio	3.25	2.74
Quick Ratio	2.54	2.16